UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G

                   Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)(1)

                               Stage Stores, Inc.
                              --------------------
                               (Name of Issuer)

                     Common Stock, par value $0.01 per share
                    -----------------------------------------
                        (Title of Class of Securities)

                                  00085254C1
                               ----------------
                                (CUSIP Number)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 26 Pages

CUSIP No. 00085254C1                    SC 13 G               Page 2 of 26 Pages
--------------------                                          ------------------

================================================================================
   1    NAME OF REPORTING PERSON

        BAIN VENTURE CAPITAL, A CALIFORNIA LIMITED PARTNERSHIP
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2989461
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        California
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   3,507,042 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   3,507,042 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,507,042 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        15.99%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        PN
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G                Page 3 of 26 Pages
--------------------                                          ------------------

================================================================================
   1    NAME OF REPORTING PERSON

        TYLER CAPITAL FUND, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2989463
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   2,772,741 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   2,772,741 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,772,741 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        12.7%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        PN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G                Page 4 of 26 Pages
--------------------                                          ------------------

================================================================================
   1    NAME OF REPORTING PERSON
        TYLER MASSACHUSETTS, L.P.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2989462
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   568,116 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        568,116 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        2.6%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        PN
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G                Page 5 of 26 Pages
--------------------                                          ------------------

================================================================================
   1    NAME OF REPORTING PERSON
        TYLER INTERNATIONAL, L.P. - II

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0086454
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   166,185 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   166,185 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        166,185 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        0.76%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        PN
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G                Page 6 of 26 Pages
--------------------                                          ------------------

================================================================================
   1    NAME OF REPORTING PERSON
        W. MITT ROMNEY

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------

   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   3,517,829 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   3,517,829 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,517,829 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        16%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G                Page 7 of 26 Pages
--------------------                                          ------------------

================================================================================
   1    NAME OF REPORTING PERSON
        JOSHUA BEKENSTEIN

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   3,517,829 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   3,517,829 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,517,829 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        16%
--------------------------------------------------------------------------------

  12    TYPE OF REPORTING PERSON*

        IN
================================================================================



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G                Page 8 of 26 Pages
--------------------                                          ------------------

================================================================================
   1    NAME OF REPORTING PERSON
        ROBERT C. GAY

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   3,507,042 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   3,507,042 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,507,042 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        15.99%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G                Page 9 of 26 Pages
--------------------                                          ------------------

================================================================================
   1    NAME OF REPORTING PERSON
        GEOFFREY S. REHNERT

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)[ ]
                                                                         (b)[X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES                   --------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   3,507,042 (See Item 4)
         OWNED BY                  --------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING                  --------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   3,507,042 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,507,042 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        15.99%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G               Page 10 of 26 Pages
--------------------                                         -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        ROBERT F. WHITE

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                      (b)[X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES                   ---------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   3,507,042 (See Item 4)
         OWNED BY                  ---------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING                  ---------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   3,507,042 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,507,042 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        15.99%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G               Page 11 of 26 Pages
--------------------                                         -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        PAUL B. EDGERLEY

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   3,507,042 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   3,507,042 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,507,042 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        15.99%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G               Page 12 of 26 Pages
--------------------                                         -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        ADAM W. KIRSCH

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   3,507,042 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   3,507,042 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,507,042 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        15.99%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                   SC 13 G               Page 13 of 26 Pages
--------------------                                         -------------------

================================================================================
   1    NAME OF REPORTING PERSON
        BCIP ASSOCIATES

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3109427
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                        (b)[X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
          SHARES              --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   10,587 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   10,587 (See Item 4)
           WITH
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,587 (See Item 4)
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                    [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        .048%
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        PN
================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00085254C1                         SC 13 G         Page 14 of 26 Pages
--------------------------------                             -------------------

================================================================================
   1    NAME OF REPORTING PERSON

        BCIP TRUST ASSOCIATES, L.P.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3109428
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a) [ ]

                                                                      (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY
--------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
        NUMBER OF             5    SOLE VOTING POWER
                                   None
         SHARES               --------------------------------------------------

       BENEFICIALLY           6    SHARED VOTING POWER
                                   200 (See Item 4)
         OWNED BY             --------------------------------------------------

           EACH               7    SOLE DISPOSITIVE POWER
                                   None
        REPORTING             --------------------------------------------------

          PERSON              8    SHARED DISPOSITIVE POWER
                                   200 (See Item 4)
           WITH
--------------------------------------------------------------------------------

   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        200 (See Item 4)
--------------------------------------------------------------------------------

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        .0009%
--------------------------------------------------------------------------------

  12    TYPE OF REPORTING PERSON*

        PN

================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13 G

Item 1(a).  Name of Issuer:

            Stage Stores, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            10201 Main Street
            Houston, Texas  77025

Item 2(a).  Name of Person Filing:

                  This Schedule SC 13 G is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Tyler Capital Fund, L.P. ("TCF"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 2,772,741 shares of common stock, par value $.01 per share (the "Common Stock"), of Stage Stores, Inc. (the "Company"); (ii) Tyler Massachusetts, L.P. ("TM"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 568,116 shares of Common Stock; (iii) Tyler International, L.P. - II ("TI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 166,185 shares of Common Stock; (iv) Bain Venture Capital, a California Limited Partnership ("BVC"), as the sole General Partner of TCF, TM and TI;
            (v) Robert C. Gay ("Mr. Gay"), an individual, as a General Partner of BVC; (vi) Joshua Bekenstein ("Mr. Bekenstein"), an individual, as a General Partner of BVC and as a member of the Management Committee of BCIP and BCIPT (both as defined herein); (vii) W. Mitt Romney ("Mr. Romney"), an individual, as a General Partner of BVC and as a member of the Management Committee of BCIP and BCIPT; (viii) Robert
            F. White ("Mr. White"), an individual, as a General Partner of BVC;
            (ix) Geoffrey S. Rehnert ("Mr. Rehnert"), an individual, as a General Partner of BVC; (x) Paul B. Edgerley ("Mr. Edgerley"), an individual, as a General Partner of BVC; (xi) Adam W. Kirsch ("Mr. Kirsch"), an individual, as a General Partner of BVC; (xii) BCIP Associates ("BCIP"), a Delaware general partnership, by virtue of its direct beneficial ownership of 10,587 shares of Common Stock; and (xiii) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 200 shares of Common Stock. TCF, TM, TI, BCIP and BCIPT are hereinafter collectively

                               Page 15 of 26 Pages
            referred to as the "Funds," and together with BVC, Mr. Gay, Mr. Bekenstein, Mr. Romney, Mr. White, Mr. Rehnert, Mr. Edgerley and Mr. Kirsch are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated March 18, 1997, a copy of which is filed with this Schedule SC 13 G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

                  The Reporting Persons may be deemed to constitute a "group"
            for purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2(b).  Address of Principal Business Office or, if none, Residence:

                  The address of the principal business office of each of the
            Reporting Persons is c/o Bain Capital, Inc., Two Copley Place, Boston, MA 02116.

Item 2(c).  Citizenship:

                  TCF, TM, TI, BCIP and BCIPT are partnerships organized under the laws of the State of Delaware; BVC is a partnership organized under the laws of the State of California; and Mr. Gay, Mr. Romney, Mr. Bekenstein, Mr. White, Mr. Rehnert, Mr. Edgerley and Mr. Kirsch are citizens of the United States.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share.

Item 2(e).  CUSIP No.:

            00085254C1

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not Applicable.

Item 4.     Ownership:

                              Page 16 of 26 Pages

            (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1996, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

                  Bain Venture Capital, a California Limited Partnership. BVC,
            as the sole General Partner of TCF, TM and TI, may be deemed to have the shared power to vote and dispose of 3,507,042 shares of Common Stock held by TCF, TM and TI, which constitutes approximately 15.99% of the outstanding Common Stock. The filing of this Schedule SC 13 Gby BVC shall not be considered an admission that BVC is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by TCF, TM and TI.

                  Tyler Capital Fund, L.P. TCF has the shared power to vote and to dispose of 2,772,741 shares of Common Stock currently held by TCF, constituting approximately 12.7% of the outstanding Common Stock.

                  Tyler Massachusetts, L.P. TM has the shared power to vote and to dispose of 568,116 shares of Common Stock currently held by TM, constituting approximately 2.6% of the outstanding Common Stock.

                  Tyler International, L.P. - II. TI has the shared power to vote and to dispose of 166,185 shares of Common Stock currently held by TI, constituting approximately 0.76% of the outstanding Common Stock.

                  Robert C. Gay. Mr. Gay, as a General Partner of BVC, may be
            deemed to have the shared power to vote and dispose of the 3,507,042 shares of Common Stock currently held by BVC, which constitutes approximately 15.99% of the outstanding Common Stock. The filing of this Schedule SC 13 G by Mr. Gay shall not be considered an admission that Mr. Gay is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                  Joshua Bekenstein. Mr. Bekenstein, as a General Partner of
            BVC, may be deemed to have the shared power to vote and dispose of the 3,507,042 shares of Common Stock currently held by BVC. In addition, Mr. Bekenstein serves as a member of the Management Committee of BCIP and BCIPT and, in such capacity, may be deemed to have the shared power to vote and dispose of the 10,787 shares of Common Stock currently held by BCIP and BCIPT. In total, these shares of Common Stock held by BVC, BCIP and BCIPT constitute approximately 16% of the outstanding Common Stock. The filing of this Schedule SC 13 G by Mr. Bekenstein shall not be considered an admission that Mr. Bekenstein is, for the purpose of Section

                               Page 17 of 26 Pages

            13(g) of the Exchange Act, the beneficial owner of such shares held by BVC, BCIP or BCIPT.

                  W. Mitt Romney. Mr. Romney, as a General Partner of BVC, may
            be deemed to have the shared power to vote and dispose of the 3,507,042 shares of Common Stock currently held by BVC. In addition, Mr. Romney serves as a member of the Management Committee of BCIP and BCIPT and, in such capacity, may be deemed to have the shared power to vote and dispose of the 10,787 shares of Common Stock currently held by BCIP and BCIPT. In total, these shares of Common Stock held by BVC, BCIP and BCIPT constitute approximately 16% of the outstanding Common Stock. The filing of this Schedule SC 13 G by Mr. Romney shall not be considered an admission that Mr. Romney is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC, BCIP or BCIPT.

                  Robert F. White. Mr. White, as a General Partner of BVC, may
            be deemed to have the shared power to vote and dispose of the 3,507,042 shares of Common Stock currently held by BVC, which constitutes approximately 15.99% of the outstanding Common Stock. The filing of this Schedule SC 13 G by Mr. White shall not be considered an admission that Mr. White is, for the purpose of
            Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                  Geoffrey S. Rehnert. Mr. Rehnert, as a General Partner of BVC,
            may be deemed to have the shared power to vote and dispose of the 3,507,042 shares of Common Stock currently held by BVC, which constitutes approximately 15.99% of the outstanding Common Stock. The filing of this Schedule SC 13 G by Mr. Rehnert shall not be considered an admission that Mr. Rehnert is, for the purpose of
            Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                  Paul B. Edgerley. Mr. Edgerley, as a General Partner of BVC,
            may be deemed to have the shared power to vote and dispose of the 3,507,042 shares of Common Stock currently held by BVC, which constitutes approximately 15.99% of the outstanding Common Stock. The filing of this Schedule SC 13 G by Mr. Edgerley shall not be considered an admission that Mr. Edgerley is, for the purpose of
            Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                  Adam W. Kirsch. Mr. Kirsch, as a General Partner of BVC, may
            be deemed to have the shared power to vote and dispose of the 3,507,042 shares of Common Stock currently held by BVC, which constitutes

                               Page 18 of 26 Pages
            approximately 15.99% of the outstanding Common Stock. The filing of this Schedule SC 13 G by Mr. Kirsch shall not be considered an admission that Mr. Kirsch is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BVC.

                  BCIP Associates. BCIP has the shared power to vote and to
            dispose of 10,587 shares of Common Stock currently held by BCIP, which constitutes approximately .048% of the outstanding Common Stock.

                  BCIP Trust Associates, L.P. BCIPT has the shared power to vote and to dispose of 200 shares of Common Stock currently held by BCIPT, which constitutes approximately .0009% of the outstanding Common Stock.

                  Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the
            Reporting Persons may be deemed as a group to have acquired beneficial ownership of 3,517,829 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 16% of the outstanding Common Stock as of December 31, 1996. Except as otherwise specifically noted, all of the percentages calculated in this Schedule SC 13 G are based upon an aggregate of 21,927,266 shares of Common Stock outstanding as of December 9, 1996, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 2, 1996. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not Applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:

            See Response to Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable.


                            Page 19 of 26 Pages

Item 9.     Notice of Dissolution of Group:

            Not Applicable.

Item 10.    Certification:

            Not Applicable.

                              Page 20 of 26 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

                                        TYLER CAPITAL FUND, L.P.

                                        By:   Bain Venture Capital, a California
                                              Limited Partnership
                                        Its:  General Partner

                                        By:  /s/ W. Mitt Romney
                                             -----------------------------
                                             A General Partner

                                        TYLER MASSACHUSETTS, L.P.

                                        By:   Bain Venture Capital, a California
                                              Limited Partnership

                                        Its:  General Partner

                                        By:  /s/ W. Mitt Romney
                                             -----------------------------
                                             A General Partner

                                        TYLER INTERNATIONAL, L.P. - II

                                        By:   Bain Venture Capital, a California
                                              Limited Partnership

                                        Its:  General Partner

                                        By:  /s/ W. Mitt Romney
                                             -----------------------------
                                             A General Partner

                               Page 21 of 26 Pages

                                        BCIP ASSOCIATES

                                        By:  /s/ W. Mitt Romney
                                             -----------------------------
                                             A General Partner

                                        BCIP TRUST ASSOCIATES, L.P.

                                        By:  /s/ W. Mitt Romney
                                             -----------------------------
                                             A General Partner

                                        BAIN VENTURE CAPITAL, A
                                          CALIFORNIA LIMITED PARTNERSHIP

                                        By:  /s/ W. Mitt Romney
                                             -----------------------------
                                             A General Partner


                                        /s/ W. Mitt Romney
                                        ---------------------------------
                                        W. MITT ROMNEY

                                        /s/ Geoffrey S. Rehnert
                                        ----------------------------------
                                        GEOFFREY S. REHNERT

                                        /s/ Paul B. Edgerley
                                        ----------------------------------
                                        PAUL B. EDGERLEY

                              Page 22 of 26 Pages

                                        /s/ Robert C. Gay
                                        -----------------------------------
                                        ROBERT C. GAY

                                        /s/ Adam W. Kirsch
                                        -----------------------------------
                                        ADAM W. KIRSCH

                                        /s/ Robert F. White
                                        -----------------------------------
                                        ROBERT F. WHITE

                                        /s/ Joshua Bekenstein
                                        -----------------------------------
                                        JOSHUA BEKENSTEIN

                               Page 23 of 26 Pages

                                                                       Exhibit A

                   AGREEMENT REGARDING THE JOINT FILING OF

                                 SCHEDULE 13G

                             ---------------------


The undersigned hereby agree as follows:

            (i) Each of them is individually eligible to use the Schedule
SC 13 G to which this Exhibit is attached, and such Schedule SC 13 G is filed on behalf of each of them; and

            (ii) Each of them is responsible for the timely filing of such Schedule SC 13 G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 1997

                                        TYLER CAPITAL FUND, L.P.

                                        By:   Bain Venture Capital, a California
                                              Limited Partnership

                                        Its:  General Partner

                                        By:  /s/ W. Mitt Romney
                                             --------------------------
                                             A General Partner

                                        TYLER MASSACHUSETTS, L.P.

                                        By:   Bain Venture Capital, a California
                                              Limited Partnership

                                        Its:  General Partner

                                        By:  /s/ W. Mitt Romney
                                             --------------------------
                                             A General Partner

                              Page 24 of 26 Pages

                                        TYLER INTERNATIONAL, L.P. - II

                                        By:   Bain Venture Capital, a California
                                              Limited Partnership

                                        Its:  General Partner

                                        By:  /s/ W. Mitt Romney
                                             --------------------------
                                             A General Partner

                                        BCIP ASSOCIATES

                                        By:  /s/ W. Mitt Romney
                                             --------------------------
                                             A General Partner

                                        BCIP TRUST ASSOCIATES, L.P.

                                        By:  /s/ W. Mitt Romney
                                             --------------------------
                                               A General Partner

                                        BAIN VENTURE CAPITAL, A
                                          CALIFORNIA LIMITED PARTNERSHIP

                                        By:  /s/ W. Mitt Romney
                                             --------------------------
                                             A General Partner

                                             /s/ W. Mitt Romney
                                             --------------------------
                                             W. MITT ROMNEY


                               Page 25 of 26 Pages

                                             /s/ Geoffrey S. Rehnert
                                             --------------------------
                                             GEOFFREY S. REHNERT

                                             /s/ Paul B. Edgerley
                                             --------------------------
                                             PAUL B. EDGERLEY

                                             /s/ Robert C. Gay
                                             --------------------------
                                             ROBERT C. GAY

                                             /s/ Adam W. Kirsch
                                             --------------------------
                                             ADAM W. KIRSCH

                                             /s/ Robert F. White
                                             --------------------------
                                             ROBERT F. WHITE

                                             /s/ Joshua Bekenstein
                                             --------------------------
                                             JOSHUA BEKENSTEIN



                              Page 26 of 26 Pages